Exhibit 99.1

ASM International N.V

Enterprise Court orders inquiry in respect of ASM International

Almere, The Netherlands, August 5, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announces that the Enterprise Court ruled today that it has ordered an inquiry in respect of the affairs of ASMI. The Enterprise Court also ruled that there are no reasons for any immediate measures and it therefore denied the appointment of a supervisory director with extensive powers as well as all other immediate measures requested by Hermes and Fursa.

The inquiry will concern the period as of January 1, 1996 until January 1, 1998 as far as it relates to the granting of the option to Stichting Continuïteit ASM International to subscribe for preferred shares in ASMI and the period as of January 1, 2006. The Enterprise Court has not yet appointed any investigators.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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